

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2015

Mail Stop 4631

<u>Via E-mail</u>
Mr. Robert D. Starr
Chief Financial Officer
Kaman Corporation
1332 Blue Hills Avenue
Bloomfield, Connecticut 06002

> **RE: Kaman Corporation**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 23, 2015**
> **File No. 1-35419**

Dear Mr. Starr:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Financial Statements</u>

<u>1. Summary of Significant Accounting Policies – Concentration of Credit Risk, page 65</u>

1. Please reconcile your disclosure that no customer accounted for more than 10% of consolidated net sales with your disclosures in note 19 regarding U.S. Government agencies, since the federal government should be considered to be a single customer.

<u>9. Goodwill and Other Intangible Assets, Net, page 78</u>

2. You disclose that during 2014 you reorganized your metallic and composite aerostructures businesses, as well as your engineering design and air, vehicle and maintenance, repair and overhaul businesses into a new entity called Kaman Aerosystems

and designated that entity as a reporting unit. Based on prior year disclosures, it appears that you combined your Kaman Engineering Services, VT Composites and UK Composites reporting units into one reporting unit. Please address the following:

- Please tell us the date you decided to reorganize three reporting units into one reporting unit;

- Please explain to us the reasons for reorganizing your reporting units, including the facts and circumstances that prompted you to form the new entity;

- Please explain to us the differences and similarities among Engineering Services and the two Composite businesses;

- On page 49, you disclose that an impairment test was performed for all reporting units carrying goodwill prior to the creation of the new reporting unit. You also indicate that after this test, these reporting units were reorganized into a new reporting unit, Aerosystems, which is the reporting unit used for the purpose of your annual assessment of goodwill for impairment in 2014. Please tell us whether you also performed a goodwill impairment analysis immediately after the creation of the new reporting unit. If not, please explain why; and

- Given that in 2013 you recorded a goodwill impairment charge related to your former VT Composite reporting unit and the fair value of your former UK Composite reporting unit only exceeded its carrying value by 10%, please help us more fully understand why you reorganized these reporting units.

14. Pension Plans, page 90

3.   We note that you evaluated your mortality and discount rate assumptions used for determining benefit obligations for your pension plans. To help us better understand your assumptions, please address the following:

- On page 93, you indicate that based on the size and demographics of your plan's population, you determined RP-2000 Scale AA Generational based mortality table is the most appropriate assumption. Please explain to us, to the extent that the adoption of the RP-2014 table would have been material to your financial statements, why the RP-2000 table provides the best estimate of future mortality experience in light of the improvements in mortality documented in the RP-2014 table; and

- We also note you determined the Citigroup Above Median Double-A Curve was a more appropriate basis for generating your discount rate assumption. Please explain to us how you determined the Citigroup Above Median Double-A Curve was more appropriate than the Citigroup Discount Yield Curve. Please also tell us the impact on your benefit obligation if you had used the Citigroup Discount Yield Curve.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction